UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 333-130386

GENTOR RESOURCES INC.
(Exact Name of Registrant as Specified in Charter)

1 FIRST CANADIAN PLACE, SUITE 7070

100 KING STREET WEST,

TORONTO, ONTARIO, M5X 1E3, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTOR RESOURCES INC.
(Registrant)

Date:	November 29, 2012	By:	/s/ Geoffrey G. Farr

		Name:	Geoffrey G. Farr
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibits:

99.1	Condensed Consolidated Financial Statements for the period ended September 30, 2012
99.2	Management's Discussion and Analysis for the period ended September 30, 2012
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer